Filed by Genus, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Genus, Inc.
Commission File No.: 000-17139

The following press release was issued by Genus, Inc. on March 8, 2005.

Editorial Contact:	Genus Contact:
Trine Pierik	Shum Mukherjee
Positio Public Relations, Inc.	Genus, Inc
Tel: (408) 453-2400	Tel: (408) 747-7140
Email: trine@positio.com	Email: smukherjee@genus.com

AIXTRON and Genus to Waive Condition Precedent to Merger for
Quotation on Nasdaq National Market

SUNNYVALE, Calif.-March 8, 2005- Genus, Inc. (NASDAQ : GGNS), announced today that the bid price for AIXTRON ADSs may not initially meet the minimum bid price required for quotation on the Nasdaq National Market. Accordingly, AIXTRON and Genus currently intend to waive their respective conditions precedent to effect the previously announced merger between the companies, which required AIXTRON’s ADSs to have been approved for quotation on the Nasdaq National Market prior to the effective time of the merger.

AIXTRON’s obligation to use all reasonable efforts to cause AIXTRON’s ADSs issued in the merger to be quoted on the Nasdaq National Market from and after the effective time until 18 months after the effective time would not be affected by this waiver.

About Genus, Inc.

Genus, Inc. manufactures critical deposition processing products for the global semiconductor industry and the data storage industry. To enable the production of intricate micro-computer chips and electronic storage devices, Genus offers its LYNX and StrataGem series of production-proven equipment for 200 mm and 300 mm semiconductor production, and offers thin film deposition products for chemical vapor deposition (CVD), atomic layer deposition (ALD), and wafer pre-clean capabilities. Genus is at the forefront of market and technology developments in the ALD marketplace, which is gaining acceptance worldwide as a critical technology for sub-0.13-micron production of computer chips and electronic storage devices. Genus' customers include semiconductor manufacturers located throughout the United States, Europe and the Pacific Rim including Korea, Japan and Taiwan. Founded in 1981, the company is headquartered in Sunnyvale, Calif. For additional information visit Genus' web site at www.genus.com.

NOTE: LYNX2®, and LYNX3™ are trademarks of Genus, Inc.

Additional Information

AIXTRON and Genus entered into a definitive merger agreement on July 1, 2004. AIXTRON has filed a registration statement on Form F-4 with the US Securities and Exchange Commission, or SEC, which includes a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by AIXTRON and Genus with the SEC at the SEC's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +49 241 8909 444 or from Genus, by directing a request to Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, Calif. 94089, (408) 747-7140 Ext. 1311.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above. Genus and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.

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